Filed by Andrew Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allen Telecom Inc.

Commission File No.: 001-06016

                The following are a series of slides included in a presentation made to members of the financial analyst community by representatives of Andrew Corporation and Allen Telecom Inc.

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Market Leadership

[LOGO]

Safe Harbor

Some of the statements in this news release are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties.

Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing,

economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

Additional Information and
Where to Find It

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Andrew or Allen.  Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction.  Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Transaction Highlights

Transaction Structure:	100% stock-for-stock transaction
Common Equity Value:	$504 million
Aggregate Value:	$582 million
Closing Conditions:	HSR review
Customary closing conditions
Target Closing:	Expected Q2 CY2003
Exchange Ratio:	1.775 Andrew shares / 1 Allen share
Pro Forma Ownership:	64% Andrew / 36% Allen
Board of Directors:	10 Andrew
2 Allen

Transaction Rationale

Strategic Benefits:

• Strengthens leadership position in the RF footprint market

— RF coaxial cables

— Power amplifiers

— Filters

— Base station antennas

• Adds new growth areas including Geolocation and In-Building Systems

— Leading supplier of solutions in these markets

• Provides “end-to-end,” highly integrated solutions to customers

Financial Benefits:

• Potential for significant cost savings

— Estimated $40 million in synergies post-integration

• Accretive to earnings in FY2004

• Strong balance sheet and enhanced financial flexibility

[LOGO]
Product Segmentation

[CHART]

Note: (1) Excludes $42MM of Other revenue

Consolidating the RF Path

[GRAPHIC]

Established Leadership
Across RF Footprint

[CHART]

Unrivaled Scale…

[CHART]

Note: (1) Total capitalization defined as market value of equity on 2/14/03 and book value of total debt

…and Market Strength

CY2002 Sales (1)                                                     CY2002 R& D (1)

[CHART]                                                                             [CHART]

Note: (1) Based on latest quarterly SEC filings and earnings releases; Andrew pro forma for Celiant; REMEC based on street estimated post merger integration figures

Diversified Revenue Base

Product Segments                                                    Geographic Mix

[CHART]                                                                          [CHART]

Established Relationships with Blue
Chip Customers

OEMs/Integrators                                   Operators/Users                                     Others

[CHART]                                                       [CHART]                                            [CHART]

Strategy For Growth

• Increase Our Addressed Wireless Markets	Global Addressed Markets
• Increase Our Market Share	[GRAPHIC]
• Expand Globally

More Room To Grow

Market Opportunity

Global Wireless Subscribers	Global Minutes of Use (MOU)

[GRAPHIC]	[GRAPHIC]

Source: Street Estimates, Gartner Group

Our Market Still Projects
Modest Growth

[GRAPHIC]

Source: Morgan Stanley Research January 2003, Dell’Oro Group

Power Amplifier Market

[GRAPHIC]

Source: Morgan Stanley, January 2003

Global Power Amplifier Market

OEMs accelerating outsourcing

[CHART]

Source: Morgan Stanley, Andrew

Andrew Overview

[GRAPHIC]

• Leading pure play in wireless subsystem infrastructure technology

    — Fiscal 2002 revenues of $865MM

    — Founded in 1937; Headquartered in Orland Park, IL

    — Over 4,500 employees worldwide

    — $900MM market capitalization

• Blue Chip customer base

    — Over 1,000 customers in 170 countries

    — 71 sales offices worldwide

    — Manufacturing facilities in 12 countries

• Broad wireless subsystem infrastructure platform

    — Wireless Infrastructure

    — Fixed Telecom Subsystem Solutions

    — Broadcast Antenna Systems

    — Telematics

    — In-Building Communications

A Leader in Growth Markets—
Wireless Communications

[GRAPHIC]

A Leader in Growth Markets—
Fixed Telecom Subsystems

[GRAPHIC]

A Leader in Growth Markets—
Broadcast Antenna Systems

[GRAPHIC]

A Leader in Growth Markets—
Broadband Satellite Systems

[GRAPHIC]

A Leader in Growth Markets—
In-Building/Distributed Communications

[GRAPHIC]

Allen Telecom Overview

• Leading supplier of wireless infrastructure with strong market share

• Strong relationships with 6 of 7 leading OEM’s as well as over 200 global wireless carriers

[GRAPHIC]

• Leading supplier of wireless infrastructure with strong market share

• Strong relationships with 6 of 7 leading OEM’s as well as over 200 global wireless carriers

[GRAPHIC]

Base Station Subsystems and
Components

• One of two major worldwide players in filters / combiners

• Preferred supplier to six of top seven OEM’s

    — Integrated suppliers to OEM’s

• Fiber Distribution Systems

• New Product Pipeline

Repeaters and In-Building Coverage

• World’s largest manufacturer of Wireless Repeaters

• Current growth driven by innovative solutions

     — In-train Repeaters – Provide continuous coverage and high-speed hand-off

     — Boosters – Extends reach of existing networks

• Urban Distributed Antenna Systems

• In-Building Coverage Systems

Base Station and Mobile Antennas

• 80% of business driven by base station

• Leading domestic market share Base Station and Mobile Antennas

• Growth Opportunities

    — Dual-Band (base station & mobile)

    — Satellite Digital Audio Radio (SDAR)

       • Customers include XM Radio and Sirius

Wireless Engineering and Consulting
Services

• #1 Spectrum Management Solutions

    — Microwave Radio Links

• RF Consulting and Engineering

    — Software Solutions

    — Network Design

    — Radiation Safety

Geolocation Products

• Network-based E911 solutions

• Signed contracts with Verizon Wireless
and AT&T Wireless in 2001

    — $8 million in shipments in CY2001

    — $87 million in shipments in CY2002

• Additional contracts for 2002

    — Triton PCS                                                                                                                    [PHOTO]

    — Rural Cellular

    — Advantage Cellular

    — Centennial Wireless

    — HickoryTech

    — Eloqui

    — Dobson

• Backlog approximately $87 million
as of December 31, 2002

Allen’s Network-Based E911 Solution

• Approximately 156,000 E911 calls per day

• FCC is mandating that carriers implement an E911 solution between 2002 and 2005

     — Solutions can be either network based or handset based

• Allen’s network based solution – Geometrix®                                                            [PHOTO]

    — GSM              — 1xRTT

    — TDMA          — iDEN

    — CDMA          — Analog

The Future for Geolocation

• Success/Failure of Competitive Alternatives

• FCC Regulatory/Enforcement

• Expansion of Existing Contracts

    — GSM

    — 1xRTT

• Single Nationwide Network $300—$400 million

• The largest of only two providers of network-based systems

Pro Forma Financial Overview

Compelling Financial Profile

• Accretive to pro forma earnings per share post-integration

• Accelerates revenue growth and diversification

• Unrivaled scale and product breadth

     — Pro forma CY2002 revenues of $1.5 billion

     — Pro forma CY2002 R&D spending of $104 million

• Substantial revenue upside in new growth areas

• Significant merger synergy opportunities

• Strong balance sheet and enhanced financial flexibility

• Combined positive cash flow

Integration

• Integration planning has commenced

    — Manufacturing

    — Research and development

    — Operations and materials costs

    — Sales and marketing

    — Administration

• Estimated $40MM+ synergies post-integration

    — $20MM estimated achieved during FY2004

    — $40MM annual run rate by Q4 FY2004

• Combined platform generates new customer opportunities

Pro Forma Financial Summary

	Andrew	Allen	Pro Forma
($MM)	CY2002(1)	CY2002	CY2002 (2)
Income Statement
Revenues	1,063	417	1,480
Gross Profit	287	103	390
Balance Sheet
Total Assets	1,098	529	1,627
Cash	71	48	119
Net Debt	(8)	28	20

Note: (1) Pro forma for the acquisition of Celiant

(2) Excludes synergies and transaction adjustments

Transaction Rationale

Strategic Benefits:

• Strengthens leadership position in the RF footprint market

     — RF coaxial cables

     — Power amplifiers

     — Filters

     — Base station antennas

• Adds new growth areas including Geolocation and In-Building Systems

     — Leading supplier of solutions in these markets

• Provides “end-to-end,” highly integrated solutions to customers

Financial Benefits:

• Potential for significant cost savings

     — Estimated $40 million in synergies post-integration

• Accretive to earnings in FY2004

• Strong balance sheet and enhanced financial flexibility